                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                      For the Year Ended December 31, 1997

                (A) Full title of the plan and the address of the
                         plan, if different from that of

                             the issuer named below:

                            The Penn Traffic Company
                               401(k) Savings Plan

                    (B) Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office:

                            The Penn Traffic Company
                            1200 State Fair Boulevard
                               Syracuse, NY 13209

The Penn Traffic Company
401(k) Savings Plan

Financial Statements

December 31, 1997 and 1996

                            THE PENN TRAFFIC COMPANY
                               401(k) SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                         Page
                                                                         ----

Report of Independent Accountants.....................................    1

Financial Statements:

     Statement of Net Assets Available for Plan Benefits
      at December 31, 1997 and 1996...................................    2

     Statement of Changes in Net Assets Available for Plan
      Benefits for the years ended December 31, 1997 and 1996.........    3

     Notes to Financial Statements....................................    4

Supplemental Schedules: *

     Schedule of Assets Held for Investment at
      December 31, 1997 (Schedule I)..................................   13

     Schedule of Reportable 5% Transactions for the
      Year Ended December 31, 1997 (Schedule II)......................   14



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

June 12, 1998

To the Participants and Administrator
of The Penn Traffic Company
401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The Penn Traffic Company 401(k) Savings Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Penn Traffic Company
401(k) Savings Plan

Statement of Net Assets Available for Plan Benefits
-------------------------------------------------------------------------------

                                                                               December 31,
                                                                       1997                  1996
                                                                   -------------         ------------
Assets

         Investments at market (cost of $90,890,395
          in 1997 and $83,405,851 in 1996).....................    $  99,844,697         $ 88,554,674
                                                                   -------------         ------------
         Receivables:

                  Due for securities sold......................        1,341,631                    -
                  Accrued income...............................        6,038,938              840,215
                  Employee contributions.......................          179,551                    -
                                                                   -------------         ------------
                                    Total receivables..........        7,560,120              840,215
                                                                   -------------         ------------
Due for securities purchased...................................          (16,212)                   -
                                                                   -------------         ------------
Net assets available for plan benefits.........................    $ 107,388,605         $ 89,394,889
                                                                   -------------         ------------
                                                                   -------------         ------------

  The accompanying notes are an integral part of these financial statements.

The Penn Traffic Company
401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
-------------------------------------------------------------------------------

                                                                   Year Ended December 31,
                                                                   1997              1996
                                                              -------------     -------------
Additions to net assets
 Investment income:
   Interest and dividends..................................   $   3,053,677     $   2,460,626
   Net appreciation in market value of investments                3,594,496         1,251,116
   Net gain on sale of investments.........................       9,437,535         5,493,746
                                                              -------------     -------------
            Total investment income .......................      16,085,708         9,205,488

Participant contributions .................................       9,848,152        10,266,948
                                                              -------------     -------------
            Total additions ...............................      25,933,860        19,472,436
                                                              -------------     -------------
Deductions from net assets
Payments to participants...................................      (7,808,992)       (6,435,142)
Payment of individual insurance contract premiums..........         (81,697)          (79,624)
Administrative expenses....................................         (49,455)          (60,970)
                                                              -------------     -------------
            Total deductions...............................      (7,940,144)       (6,575,736)
                                                              -------------     -------------

Increase in net assets                                           17,993,716        12,896,700

Asset transfer from The Penn Traffic Company
 Insalaco Markets Division Profit Sharing
  Retirement Plan (Note 11)................................            --           3,119,095
                                                              -------------     -------------
Net assets available for plan benefits
 Beginning of year ........................................      89,394,889        73,379,094
                                                              -------------     -------------
 End of year ..............................................   $ 107,388,605     $  89,394,889
                                                              -------------     -------------

   The accompanying notes are an integral part of the financial statements.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1997 and 1996
-------------------------------------------------------------------------------

1.   Description of the Plan

     General
     The following brief description of The Penn Traffic Company 401(k) Savings Plan (the "Plan") sponsored by The Penn Traffic Company (the "Company") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan is a defined contribution plan established by the Company on July 9, 1987. The Plan is designed to provide benefits to all Company employees who have attained age twenty-one and have completed at least one year of service. As part of the Plan, the Company has entered into a trust agreement with the US Bancorp Trust Company (the "Bank"), under which the Bank, as trustee, transfers contributions to a separate trust fund in the Bank's trust department. The assets of the Plan are held by the Bank's trust department in a fiduciary capacity and as such are not assets of the Bank. The Plan's trust fund is administered by the Administrative Committee of the Plan, which has retained Coopers & Lybrand LLP to provide certain recordkeeping services.

     Contributions
     Employees in the Plan ("participants") may contribute from 1% to 15% of gross compensation as specified in writing and may change such election once per plan quarter. The Company does not contribute to the Plan. Participants are always 100% vested in the Plan.

     Investments
     Participants have five options to which they can direct their contributions. These options are a stable income fund, two diversified equity funds, one balanced fund and one Company stock fund. The stable income fund consists of a mix of guaranteed investment contracts and three actively managed mutual funds. One of the diversified equity funds, the MAS Equity Fund, invests primarily in large blue chip companies with similar financial characteristics and above-average dividend yields. The other diversified equity fund, the Acorn Fund, is aggressively managed with a higher degree of risk. The balanced fund, the Delaware Fund, invests in stocks, bonds and money market instruments. The Penn Traffic Common Stock Fund allows employees the opportunity to purchase Company stock with pre-tax dollars. A life insurance plan which allows employees to elect to purchase life insurance for themselves and their spouses and children is still effective for those employees purchasing such insurance before January 1, 1989 (Note 3).

     Loans
     Participants may obtain loans of not less than $500 but not more than the lesser of $50,000 or 50% of the participant's individual investment account balance. Generally, the term of the loans may not exceed five years.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1997 and 1996
-------------------------------------------------------------------------------

     Distributions
     Each participant is entitled to a retirement benefit equal to 100% of the participant's accrued benefit as of the valuation date. In the event of the death of a participant before actual retirement, 100% of the participant's accrued benefit on the valuation date following their death will constitute their death benefit and will be distributed to the participant's designated beneficiary or beneficiaries. If a participant terminates employment, they will receive 100% of their accrued benefit on the valuation date following their separation. A participant attaining the age of 59 1/2 has the right to withdraw all or a portion of their Plan assets. An in-service distribution to a participant will only occur if the participant can prove financial hardship to a committee formed by the Company.

     Income
     Net investment fund income is allocated quarterly to each participant's investment account in the ratio of their individual investment account to the investment fund in total.

     Reclassifications
     Certain prior year amounts have been reclassified for comparitive purposes.

2.   Basis of Accounting

     The financial statements of the Plan are prepared on the accrual basis of accounting. Interest and dividend income are recognized as earned and expenses are recognized when the related obligation is incurred. Investments, excluding guaranteed investment contracts, are recorded at the closing market prices on December 31, 1997 and 1996. Guaranteed investment contracts are stated at contract value.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of net assets at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

3.   Insurance Plan

     Participants of the Plan are permitted to have a portion of their contributions directed towards the purchase of individual life insurance contracts for themselves, their spouse and their children, for those employees electing this option before January 1, 1989. As a result of these elections, the Plan disburses funds periodically to the First Colony Life Insurance Company for the payment of life insurance premiums. These insurance contracts are allocated on an individual participant basis and, as such, are excluded from Plan assets.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1997 and 1996
-------------------------------------------------------------------------------

4.   Investments

     Investments which exceed 5% of the Plan's net assets at December 31, 1997 include:


                                                                                  Market/
                                                                                 Contract
                                                              Cost                Value
                                                         -------------        -------------
The Acorn Fund.......................................    $  29,358,860        $  39,127,364
Delaware Balanced Fund...............................        8,123,344            8,948,689
Miller Anderson Sherrard Fixed Income Fund...........        5,825,414            5,926,045
Miller Anderson Sherrard Equity Fund.................       13,405,970           11,933,773
Institutional Investors Stable Asset Fund............        9,175,260           10,055,735
John Hancock Guaranteed Investment Contract,
 guaranteed effective annual interest rate of
 8.14%, maturity date of 12/31/99....................        5,020,652            5,020,652


5.    Guaranteed Investment Contracts

     The following aggregate amounts apply to fully benefit-responsive guaranteed investment contracts reported at contract value and held by the Plan in its Stable Value Asset Fund at December 31, 1997 and 1996:



                                                         December 31,
                                                   1997               1996
                                              -------------      -------------
Average yearly yield......................             6.72%              6.90%
Crediting interest rate...................             8.03%              6.73%
Fair market value.........................    $  13,732,446      $  15,422,496



     Under certain situations specified in the various contracts, the issuer of the contract may elect to limit its guarantee and distribute funds at either contract value or fair market value, whichever is lower. These situations include premature withdrawals related to cancellation of the contract by the Plan prior to maturity, plant closings, layoffs, Plan termination, sponsor bankruptcy and certain early retirement incentives.

The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1997 and 1996
-------------------------------------------------------------------------------

6.   Benefit Distributions Payable

     At December 31, 1997 and 1996, the amount allocated to participant accounts who have elected to withdraw from the Plan but have not yet been paid was $2,901,027 and $1,352,000, respectively.

7.   Administrative Costs

     Expenses incurred by the Bank in connection with investment transactions and payments to participants are paid by the Plan. Bank, professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan.

8.   Tax Status

     The Company received a favorable Internal Revenue Service ("IRS") determination letter dated August 14, 1995 stating that the Plan meets the requirements of Sections 401(a) and 401(k) of the IRS code and that the Plan is exempt from taxation under Section 501(a) of the IRS code.

     Under present federal income tax laws, a participant will not be subject to federal income taxes on the contributions by the participant or on interest or profits on the sale of securities held by the Plan until the participant's assets are distributed.

9.   Plan Termination

     The Company expressly reserves the right to terminate the Plan. In the event of termination, all Plan objectives will be satisfied. All unallocated assets will then be allocated to the accrued benefits of the participants' accounts at the date of termination at which time the participants are fully vested.

10.  Transactions with Parties-in-Interest

     As of December 31, 1997 and 1996, the Plan held the following:


                                     December 31, 1997                                    December 31, 1996
                         -------------------------------------------         ----------------------------------------
                         Number of                          Market           Number of                       Market
                          Shares            Cost            Value             Shares           Cost          Value
Company common
 stock................    211,509        $2,930,792       $1,744,949          99,535        $2,189,603      $360,815


The Penn Traffic Company
401(k) Savings Plan

Notes to Financial Statements
December 31, 1997 and 1996
-------------------------------------------------------------------------------

11.  Transfer of Assets into Plan

     On January 31, 1996, The Penn Traffic Company Insalaco Markets Division Profit Sharing Retirement Plan (the "Insalaco Plan") was merged into the Plan. On that date, assets totaling $3,119,095 were transferred into the Plan. This asset transfer is presented in the statement of changes in net assets available for Plan benefits for the year ended December 31, 1996.

12.  Subsequent Event

     In January 1998, the Plan sponsor sold their Dairy Manufacturing Division (the "Dairy") to Dean Foods. In connection with this sale, the Plan distributed approximately $2.9 million of Plan assets to Dean Foods for those Dairy participants who were covered by the Plan.

The Penn Traffic Company
401(k) Savings Plan

Notes to the Financial Statements
December 31, 1997
-------------------------------------------------------------------------------

13.  Net Assets Available for Plan Benefits by Investment Fund at December 31,
     1997


                            Stable                   Penn Traffic       MAS                     401(k)
                            Income         Acorn        Common        Equity      Delaware       Loan
                             Fund          Fund          Stock         Fund         Fund         Fund      Insurance       Total
                          -----------   -----------   ----------   -----------   ----------    ----------    -------    ----------
Assets

Investments at market:
 Cash and equivalents.... $    67,381   $    98,263   $   -       $     47,966   $   26,045    $      128   $      -   $   239,783

Mutual funds (cost of
 $68,001,561)............  18,131,880    39,127,364       -         11,933,773    8,948,689             -          -    78,141,706

Equities (cost of
 $2,930,792).............           -             -    1,744,949             -            -             -          -     1,744,949

Participants' loans
 (cost of $5,790,087)....           -             -            -             -            -     5,790,087          -     5,790,087

                           18,199,261    39,225,627    1,744,949    11,981,739    8,974,734     5,790,215          -    85,916,525
                          -----------   -----------   ----------   -----------   ----------    ----------    -------  ------------
Investments at contract
 value:

Guaranteed investment
 contracts...............  13,928,172             -            -             -            -             -          -    13,928,172
                          -----------   -----------   ----------   -----------   ----------    ----------    -------  ------------
 Total investments.......  32,127,433    39,225,627    1,744,949    11,981,739    8,974,734     5,790,215          -    99,844,697
                          -----------   -----------   ----------   -----------   ----------    ----------    -------  ------------
Receivables:

Securities sold..........   1,341,631             -            -             -            -             -          -     1,341,631

Accrued income...........     325,193             -            -     4,549,267    1,144,654        19,824          -     6,038,938

Employee contribution....      51,878        67,744        5,456        34,076       20,397             -          -       179,551
                          -----------   -----------   ----------   -----------   ----------    ----------    -------  ------------
 Total receivables.......   1,718,702        67,744        5,456     4,583,343    1,165,051        19,824          -     7,560,120
                          -----------   -----------   ----------   -----------   ----------    ----------    -------  ------------
 Securities purchased....           -             -      (16,212)            -            -             -          -       (16,212)

Net assets available
 for plan benefits....... $33,846,135   $39,293,371   $1,734,193   $16,565,082  $10,139,785    $5,810,039   $      -  $107,388,605
                          -----------   -----------   ----------   -----------   ----------    ----------    -------  ------------

                                       9

14. Changes in Net Assets Available for Plan Benefits by Investment Fund for the Year Ended December 31, 1997


                            Stable                   Penn Traffic       MAS                     401(k)
                            Income         Acorn        Common        Equity      Delaware       Loan
                             Fund          Fund          Stock         Fund         Fund         Fund       Insurance       Total
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------

Investment income:

Interest and dividends... $ 1,725,768   $   343,631   $      927   $   182,730   $  252,407    $  548,214    $     -  $  3,053,677

Net appreciation
 (depreciation) in
 market value of
 investments.............     444,631     3,674,264      637,914    (1,666,672)     504,359             -          -     3,594,496

Net gain on sale
 of investments..........     150,011     3,664,927       12,249     4,541,967    1,068,381             -          -     9,437,535
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Total investment
 income..................   2,320,410     7,682,822      651,090     3,058,025    1,825,147       548,214          -    16,085,708

Participant
 contributions...........   2,867,068     3,773,977      231,398     1,745,371    1,148,641             -     81,697     9,848,152

Loan activity............   1,368,342     1,217,879       82,933       491,364      260,399    (3,420,917)         -             -

Fund transfer
 activity................  (1,886,732)     (413,779)     466,518     1,254,556      579,437             -          -             -
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Total additions..........   4,669,088    12,260,899    1,431,939     6,549,316    3,813,624    (2,872,703)    81,697    25,933,860
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Payments to
 participants............  (3,482,011)   (2,284,654)     (43,835)   (1,027,877)    (561,679)     (408,936)         -    (7,808,992)

Payment of individual
 insurance contract
 premiums................           -             -            -             -            -             -    (81,697)      (81,697)

Administrative
 expenses................     (18,300)      (17,577)      (1,755)      (7,287)      (4,536)             -          -       (49,455)

Loans to participants....  (1,787,817)   (1,292,197)     (23,396)    (500,811)    (211,512)     3,815,733          -             -
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Total deductions.........  (5,288,128)   (3,594,428)     (68,986)  (1,535,975)    (777,727)     3,406,797    (81,697)   (7,940,144)
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Net increase.............    (619,040)    8,666,471    1,362,953    5,013,341    3,035,897        534,094          -    17,993,716

Net assets available
 for plan benefits

Beginning of year........  34,465,175    30,626,900     371,240    11,551,741   7,103,888       5,275,945          -    89,394,889
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
End of year.............. $33,846,135   $39,293,371  $1,734,193   $16,565,082 $10,139,785      $5,810,039  $       -  $107,388,605
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------

                                       10

The Penn Traffic Company
401(k) Savings Plan
Notes to Financial Statements
December 31, 1997
-------------------------------------------------------------------------------

15. Net Assets Available for Plan Benefits by Investment Fund at December
    31, 1996


                            Stable                   Penn Traffic       MAS                     401(k)
                            Income         Acorn        Common        Equity      Delaware       Loan
                             Fund          Fund          Stock         Fund         Fund         Fund       Insurance       Total
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------

Investments at market:

Cash and equivalents      $ 1,543,901   $   273,590   $   10,425   $   123,740   $   79,232    $      810    $     -  $  2,031,698
 Mutual funds (cost
 of $58,229,368)........   17,093,673    30,353,310            -    11,428,001    6,331,995             -          -    65,206,979

Equities (cost of
$2,189,603).............            -             -      360,815             -            -             -          -       360,815

Participants' loans
 (cost of $5,275,135)...            -             -            -             -            -     5,275,135          -     5,275,135
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
                           18,637,574    30,626,900      371,240    11,551,741    6,411,227     5,275,945          -    72,874,627

Investments at contract
 value:

Guaranteed investment
contracts...............   15,680,047             -            -             -           -              -          -    15,680,047
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Total investments.......   34,317,621    30,626,900      371,240    11,551,741   6,411,227      5,275,945          -    88,554,674
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Receivables:

Accrued income..........      147,554             -            -             -     692,661              -          -       840,215

Employee contribution...            -             -            -             -           -              -          -             -
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Total receivables.......      147,554             -            -             -     692,661              -          -       840,215
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Net assets available
 for plan benefits......  $34,465,175   $30,626,900     $371,240   $11,551,741  $7,103,888     $5,275,945  $       -   $89,394,889
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------

The Penn Traffic Company
401(k) Savings Plan
Notes to Financial Statements
December 31, 1997
-------------------------------------------------------------------------------

16. Changes in Net Assets Available for Plan Benefits by Investment Fund for the Year Ended December 31, 1996


                            Stable                   Penn Traffic       MAS                     401(k)
                            Income         Acorn        Common        Equity      Delaware       Loan
                             Fund          Fund          Stock         Fund         Fund         Fund       Insurance       Total
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------

Investment income:

Interest and dividends... $ 1,856,870   $   195,200   $        -   $   193,217   $  215,339    $        -    $     -  $  2,460,626

Net appreciation
 (depreciation) in
 market value of
 investments.............     174,464     2,213,127     (932,143)     (195,500)     (8,832)             -          -     1,251,116

Net gain on sale
 of investments..........     102,350     2,961,719            -     1,807,842     621,835              -          -     5,493,746
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Total investment
 income..................   2,133,684     5,370,046     (932,143)    1,805,559     828,342              -          -     9,205,488

Participant
 contributions...........   3,519,872     3,741,334      252,372     1,548,514   1,125,232              -     79,624    10,266,948

Transfer of assets from
 The Penn Traffic Company
 Insalaco Division Profit
 Sharing Retire ment
 Plan (Note 11)..........   2,680,156       175,068       10,491        85,912    156,276         11,192           -    3,119,095

Loan activity............   1,087,509       846,877       58,925       289,699    169,464     (2,452,474)          -            -

Fund transfer activity...  (2,547,416)      452,628      162,983     1,374,149    557,656              -           -            -
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Total additions..........   6,873,805    10,585,953     (447,372)    5,103,833  2,836,970     (2,441,282)     79,624   22,591,531
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Payments to
 participants............  (3,074,550)   (1,998,218)     (38,303)     (662,442)  (314,396)      (347,233)          -   (6,435,142)

Payment of individual
 insurance contract
 premiums................          -              -            -             -          -              -     (79,624)     (79,624)

Administrative
 expenses................     (24,998)      (22,188)        (268)       (8,367)    (5,149)             -           -      (60,970)

Loans to participants....  (1,946,662)   (1,086,375)     (11,410)     (346,825)  (241,348)     3,632,620           -            -
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Total deductions.........  (5,046,210)   (3,106,781)     (49,981)   (1,017,634)  (560,893)     3,285,387     (79,624)  (6,575,736)
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
Net increase.............   1,827,595     7,479,172     (497,353)    4,086,199  2,276,077        844,105           -   16,015,795

Net assets available
 for plan benefits

Beginning of year........  32,637,580    23,147,728      868,593    7,465,542   4,827,811      4,431,840           -   73,379,094
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------
End of year.............. $34,465,175   $30,626,900     $371,240  $11,551,741  $7,103,888     $5,275,945  $        -  $89,394,889
                          -----------   -----------   ----------   -----------   ----------    ----------   --------- ------------

The Penn Traffic Company                                             SCHEDULE I
401(k) Savings Plan

Schedule of Assets Held for Investment
December 31, 1997
-------------------------------------------------------------------------------

                                                                                                  December 31,
                                                                                                      1997
                                                                                           ------------------------
Number of                                                                                                    Fair
 Shares                                                                                     Cost             Value
----------                                                                                 ------           -------
                  Stable Income Fund:

3,114,400         Aetna Guaranteed Investment Contract, guaranteed effective               $3,114,400      $3,114,400
                  annual interest rate of 5.79%, maturity date of 12/31/98

1,281,564         Allstate Guaranteed Investment Contract, guaranteed effective             1,281,564       1,281,564
                  annual interest rate of 8.17%, maturity date of 12/31/99

5,020,652         John Hancock Guaranteed Investment Contract, guaranteed                   5,020,652       5,020,652
                  effective annual interest rate of 8.14%, maturity date of
                  12/31/99

3,069,896         ITT Hartford Guaranteed Investment Contract, guaranteed                   3,069,896       3,069,896
                  effective annual interest rate of 5.52%, maturity date of
                  12/31/98

1,441,660         Principal Mutual Guaranteed Investment Contract, guaranteed               1,441,660       1,441,660
                  effective annual interest rate of 8.5%, maturity date of
                  12/31/97

534,453           Institutional Investor Stable Asset Fund                                  9,175,260      10,055,735

497,151           Miller Anderson Sherrard Fixed Income Fund                                5,825,414       5,926,045

209,971           Payden Rygel Global Fixed Income Fund                                     2,112,713       2,150,100

67,381            Cash and Cash Equivalents                                                    67,381          67,381
                                                                                         -----------      -----------
                  Total Stable Income Fund                                                 31,108,940      32,127,433

2,304,875         The Acorn Fund                                                           29,358,860      39,127,364

573,188           Miller Anderson Sherrard Equity Fund                                     13,405,970      11,933,773

413,908           Delaware Balanced Fund                                                    8,123,344       8,948,689

211,509           The Penn Traffic Company Common Stock *                                   2,930,792       1,744,949

172,402           Cash and cash equivalents                                                   172,402         172,402

2,259             401(k) Participant Loans (interest rates from
                  9.25% to 9.75%)                                                          5,790,087        5,790,087
                                                                                         -----------      -----------
                  Total investments                                                      $90,890,395      $99,844,697
                                                                                         -----------      -----------

*   Represents Party-in-Interest investment.

The Penn Traffic Company                                            SCHEDULE II
401(k) Savings Plan

Schedule of Reportable 5% Transactions for the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                               Number                         Number                    Cost of          Net
                                                of             Purchase         of         Selling     Securities       Gain/
                                             Purchases           Price        Sales        Price          Sold          (Loss)
                                             ---------         --------    ----------    ----------    ----------      -------
Series of Transactions:

Acorn Mutual Fund                                   12     $   5,677,877

Provident Federal Funds                            202        14,216,254       240       14,482,021    14,482,021           -


                                    EXHIBITS



Exhibit
Number                     Description
-------                    -----------

23.1                       Consent of Independent Public Accountants


                                   SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                      THE PENN TRAFFIC COMPANY
                                      401(k) SAVINGS PLAN

                              By:
                                      --------------------------------------
                                      Robert J. Davis
                                      Chairman
                                      Administrative Committee





Date:    June 12, 1998

                                  EXHIBIT INDEX

The following exhibit is filed as part of the Annual Report:



Exhibit Number                       Description                    Page Number
---------------           ----------------------------------        -----------

     23.1                 Consent of Independent Accountants            17









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